Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM FILES NEW DRUG SUBMISSION WITH HEALTH
CANADA FOR NOVEL ANTIDEPRESSANT

LAVAL, Québec (August 5, 2009) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced it has filed a New Drug Submission (NDS) with the Therapeutic Products Directorate of Health Canada for its novel formulation of the antidepressant trazodone.

“We are pleased to file our New Drug Submission to Health Canada,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.  “We believe the $800 million-plus Canadian market for antidepressants represents a significant opportunity for our trazodone formulation and we are currently in discussions with potential partners to support the commercialization of our product in Canada.”

Labopharm's NDS is based on data from five pivotal pharmacokinetic studies and the positive results from a North American Phase III placebo controlled clinical trial (study 04ACL3-001), which enrolled more than 400 patients.

The eight-week randomized, double-blind, two-arm, multi-centre Phase III study in patients with major unipolar depressive disorder demonstrated the efficacy of Labopharm’s formulation as a treatment for depression, as well as its positive effect on quality of sleep.  The primary efficacy endpoint of the study was to compare the change in the Hamilton Rating Scale for Depression (HAMD-17) total score from baseline to the end of the study in the trazodone group versus the placebo group. Statistical significance was achieved for the primary endpoint (p value of 0.012).  The majority of the secondary efficacy end points, including the HAMD-17 depressed mood item, the Clinical Global Impressions Severity (CGI-S) scale, the Montgomery Asberg Depression Rating Scale (MADRS) total score and a Responder’s Analysis showed statistical significance in favor of the group administered Labopharm’s trazodone.  In addition, patients on Labopharm’s trazodone demonstrated significant improvements versus placebo in all three quality of sleep end points, with an improvement by the first week of therapy in "overall quality of sleep" and "awakening during the night".  The incidence of agitation, weight gain and sexual dysfunction in patients administered Labopharm’s trazodone was no different from placebo.  The overall drop out rate in the study was 25 percent. The drop out rate was 21 percent in the placebo group and 30 percent in the trazodone group. In the trazodone group, four percent of patients discontinued treatment due to somnolence or sedation. The drop out rate observed in this study is comparable to drop out rates in typical depression studies. The results of this study are found in the May 2009 issue of Psychiatry (Edgemont) (Volume 6, Number 5) (www.psychiatrymmc.com).

Major depressive disorder (MDD) is a common mental illness often characterized by a combination of symptoms that interfere with a person's ability to work, sleep, study, eat, and enjoy once-pleasurable activities.  Approximately 8% of adults will experience major depression at some time in their lives.

 About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved.  Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com